Walgreen Co.
108 Wilmot Road
Deerfield, Illinois 60015

March 11, 2013

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant
Ms. Lisa Vanjoske, Assistant Chief Accountant
Mr. Frank Wyman, Staff Accountant

RE:            Walgreen Co.
Form 10-K for Fiscal Year Ended August 31, 2012
Filed October 19, 2012
Form 10-Q for Quarterly Period ended November 30, 2012
Filed December 28, 2012
File No. 001-00604

Ladies and Gentlemen:

Walgreen Co. (the "Company") acknowledges receipt of the letter dated February 27, 2013 providing comments on the above-referenced filings by the Staff of the Division of Corporate Finance of the Securities and Exchange Commission.  Mark Dosier, the Company's Senior Securities Counsel, spoke with Frank Wyman of the Staff on March 11, 2013, who kindly granted the Company's request for a 10 business day extension.  Accordingly, the Company plans to respond to the Staff's comment letter on or before March 27, 2013. The Company greatly appreciates the Staff's cooperation in this regard.

  Sincerely,

/s/  Wade D. Miquelon

Executive Vice President, Chief Financial Officer and President, International